Exhibit (d)(3)
EXECUTION VERSION
CONFIDENTIALITY AGREEMENT
January 23, 2025
WhiteHawk — Equity Holdings, LP
2000 Market Street, Suite 910
Philadelphia, PA 19103
Ladies and Gentlemen:
In connection with the consideration by WhiteHawk — Equity Holdings, LP, a Delaware limited partnership (“you” or “your”), of a potential transaction involving the outstanding equity or assets of PHX Minerals Inc., a Delaware corporation (the “Company”) (the “Potential Transaction”), you have requested information concerning the Company. As a condition to such information being furnished to you, you agree that you will, and you will instruct your Representatives (as defined below) to, treat any Evaluation Material (as defined below), and take or abstain from taking certain other actions, in each case, in accordance with the provisions of this Confidentiality Agreement (this “Agreement”).
1.   Definitions.
1.1.   The term “Evaluation Material” means any non-public, confidential or proprietary information concerning the Company, including, without limitation, all originals, copies, summaries and compilations of all financial information, financial forecasts and budgets, reserve reports and analyses, production reports, valuations, feasibility studies, notes, analyses, compilations, studies, interpretations, customer lists, supplier lists, trade secrets and proprietary information, business plans or other documents or information, which is furnished to you or any of your Representatives by or on behalf of the Company in connection with the Potential Transaction on or after the date hereof, whether furnished orally or in writing or whether prepared by the Company, its representatives or otherwise, whether such information is specifically identified as “confidential”, as well as information which you or your Representatives otherwise learn or obtain, through observation or through analysis of such information, and such portions of any analyses, compilations, data, forecasts, studies, notes, interpretations, memoranda or other documents prepared by you or your Representatives containing or reflecting any such information. Evaluation Material does not include information that (a) was or is already in your or your Representative’s possession, provided that you or such Representative, as applicable, do not know, or have reason to believe, that such information is subject to another confidentiality agreement with or other obligation of confidentiality to the Company, (b) was, is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives or an act or omission of you or your Representatives in breach of this Agreement, (c) was, is or becomes available to you or your Representatives on a non-confidential basis from a source that you or such Representative do not know, or have reason to believe, that such source is bound by a confidentiality agreement with, or other obligation of confidentiality to, the Company, or (d) was or is independently developed by you or your Representatives without use of or reference to any Evaluation Material.
1.2.   The term “Representatives” means your affiliates, as well as your and your affiliates’ respective directors, officers, employees, advisors (including, without limitation, legal counsel, financial advisors, consultants and accountants), agents, representation and warranty insurers, brokers, underwriters, and the potential debt financing sources and equity financing sources listed on Annex A hereto (which shall only include institutional investors, and not any retail investors) (provided, that additional potential debt financing sources and equity financing sources may only be added to Annex A with the prior written consent of the Company, which consent shall be at the Company’s sole discretion); provided, that such persons shall not be deemed your “Representatives” unless (but solely to the extent that) Evaluation Material is furnished to such persons by you or on your behalf in connection with the Potential Transaction.
1.3.   The term “person” shall be broadly interpreted to include the media and any corporation, partnership, limited liability company, group, individual, governmental authority or other entity.

2.   Evaluation Material; Transaction Information.
2.1.   You agree that you shall, and you will instruct your Representatives to, (a) treat and keep the Evaluation Material confidential and take all reasonable precautions necessary to maintain the confidential status of, and use reasonable best efforts to prevent unauthorized access to, all Evaluation Material, and (b) use the Evaluation Material solely for the purposes of evaluating, negotiating, documenting and implementing the Potential Transaction; provided, that any Evaluation Material may be disclosed by you and your Representatives to your Representatives who reasonably need to know such Evaluation Material solely for the purposes of evaluating, negotiating, documenting and implementing the Potential Transaction. Prior to disclosing any Evaluation Material to any of your Representatives, such Representative shall be (i) informed by you of the confidential nature of such Evaluation Material and (ii) instructed by you to observe the terms and conditions of this Agreement applicable to it. You shall be responsible for any breach by any of your Representatives of the terms hereof expressly applicable to your Representatives; provided, that you shall not be responsible for a breach by any of your Representatives that has executed a separate confidentiality agreement with the Company. For the avoidance of doubt, any failure of any of your Representatives to follow your instruction under the preamble hereto or Section 2.1, Section 2.2, Section 2.3, Section 2.4 or Section 3.2 hereof shall be deemed a breach by such Representative of such applicable term(s) hereof.
2.2.   Without the Company’s prior written consent, you agree that you shall not, and you will instruct your Representatives not to, disclose to any person (other than your Representatives) the existence of this Agreement, the fact that discussions or negotiations are taking place concerning the Potential Transaction or any of the terms, conditions or other facts with respect to the Potential Transaction, including the status thereof (collectively, “Transaction Information”). For the avoidance of doubt, Transaction Information will be considered Evaluation Material for purposes of this Agreement. Without your prior written consent, except (a) as required by law, rule, regulation, stock exchange requirement, regulatory authority, judicial or governmental order, discovery request, legal process or other similar process (“Law”), (b) in connection with any assignment of this Agreement or rights hereunder in accordance with Section 7.6 or (c) in connection with the Company enforcing any of its rights or remedies under this Agreement, the Company and its representatives shall not disclose to any person (other than the Company’s representatives) the existence of this Agreement or the fact that discussions or negotiations are taking place concerning the Potential Transaction with you.
2.3.   In the event that you or any of your Representatives are required by Law to disclose any of the Evaluation Material, you shall, and you will instruct your Representatives to (other than in the case of a routine inquiry by a regulatory authority, stock exchange or bank examiner not directly targeting the Company or the Potential Transaction), reasonably promptly and to the extent reasonably practicable and permitted by Law, notify the Company in writing (email to suffice) so that the Company may seek a protective order or other appropriate remedy at the Company’s sole expense and/or waive compliance with the terms of this Agreement. In the event no such protective order or other remedy is obtained, or that the Company does not waive compliance with the terms of this Agreement, you shall, and you will instruct your Representatives to, furnish only that portion of the Evaluation Material or Transaction Information which you are advised by counsel is required by Law to be disclosed and shall exercise reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded the Evaluation Material and Transaction Information.
2.4.   Upon the Company’s written request, you shall, and you will instruct your Representatives to, promptly (and in any event within fifteen (15) business days) return to the Company or (at your sole election) destroy all Evaluation Material and not retain any copies, extracts or other reproductions in whole or in part of any Evaluation Material. Upon the written request of the Company, any destruction of Evaluation Material shall be confirmed in writing (email to suffice) to the Company by you. Notwithstanding the foregoing, you and your Representatives shall (a) be permitted to retain copies of the Evaluation Material to the extent required or reasonably expected to be required by applicable Law, professional standard or bona fide internal document retention policies and (b) not be required to return, destroy, delete or modify any backup tapes or other media created pursuant to automated archival processes in the ordinary course of business; provided, that such retained Evaluation Material is accessible only to your or your Representatives’ legal, compliance or IT personnel, as applicable, as reasonably required for the performance of their duties. Any such Evaluation Material retained or archived pursuant to clauses (a) or (b) above shall remain subject to the confidentiality obligations of this Agreement for the term hereof.
2.5.   You agree that the Company’s disclosure of any Evaluation Material shall not be construed as granting, directly or indirectly, any license under or interest of any kind in any Evaluation Material. For the avoidance of doubt, you agree that the Company retains its entire right, title and interest, including, without limitation, all intellectual property rights, in and to all Evaluation Material.
2.6.   You agree that neither the Company nor any of its representatives (including, but not limited to, RBC (as defined below) and Blank Rome LLP) have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that in furnishing Evaluation Material, neither the Company nor any of its representatives undertake any obligation to provide you or any of your Representatives with access to any additional information or to update the Evaluation Material supplied or to correct any inaccuracies therein. You agree that neither the Company nor any of its representatives shall have any liability to you or any of your Representatives resulting from the use or disclosure of the Evaluation Material, except as may be otherwise provided in an executed definitive agreement between the parties or one or more of their respective affiliates with respect to a Potential Transaction.
3.   Conduct of Process; Certain Communications.
3.1.   You acknowledge and agree that (a) the Company and its representatives are free to conduct the process leading up to a possible transaction involving the Company, in their sole discretion, including, without limitation, by negotiating with any prospective transaction partner and entering into a preliminary or definitive agreement without prior notice to you or any other person and (b) the Company and its representatives reserve the right, in their sole discretion, to change the procedures relating to a possible transaction involving the Company at any time without prior notice to you or any other person, and to reject any and all proposals made by you and any of your Representatives with regard to any business arrangement.
3.2.   You agree that (a) you shall not, and you will instruct your Representatives (acting on your behalf) not to, without the prior written consent of the Company, initiate or maintain contact with any officer, director, employee, independent contractor, customer or supplier of the Company for the purposes of obtaining information concerning the Company in connection with the Potential Transaction or Evaluation Material and (b) all inquiries and requests for additional information by you concerning the Company in connection with the Potential Transaction or Evaluation Material shall be made only through representatives of the Company’s financial advisor, RBC Capital Markets, LLC (“RBC”), or such other persons as may otherwise be consented to in writing by the Company or RBC. Notwithstanding anything in this Agreement to the contrary, nothing shall prevent you or your Representatives from (i) engaging in any communications with your or their Representatives, (ii) engaging in communications with any party in the ordinary course of your or your Representatives’ respective business, (iii) pursuing (including making public disclosures in connection with), implementing, or otherwise effecting a solicitation of proxies for any annual or special meeting of stockholders of the Company or (iv) attending, and speaking to other attendees at, industry conferences and similar public venues in connection with the Potential Transaction, so long as in the case of (ii) and (iv) above, you do not disclose Evaluation Material.
3.3.   You agree that you and your Representatives (acting on your behalf) will not, directly or indirectly, without the prior written consent of the Company, seek debt or equity financing for the Potential Transaction with any person or entity other than those listed on Annex A hereto, or disclose to any such financing source other than those listed on Annex A hereto any Evaluation Material or Transaction Information. You further agree not to enter into, directly or indirectly, any contract, agreement, arrangement or understanding with any other person that has or would reasonably be likely to have the effect of requiring such person to provide you with debt or equity financing or financial advisory services on an exclusive basis in connection with the Potential Transaction or otherwise limiting, restricting or prohibiting any third party from obtaining debt or equity financing from such person. For the avoidance of doubt, the foregoing shall not apply to restrictions on confidentiality or prohibit the establishment of customary “tree” arrangements, whereby a deal team at a financial advisory firm or financing source assists you or your Representatives, as applicable, in connection with the Potential

Transaction (and the members of such team are not permitted to work for any other person pursuing a transaction involving the Company).
4.   Non-Solicit.   For a period of one year after the date hereof, you and your Representatives acting on your behalf shall not, directly or indirectly, solicit for employment, employ, engage as a consultant, or engage as a contractor any current director, officer or employee of the Company; provided that you and your Representatives acting on your behalf shall not be restricted from: (a) any general solicitation and/or advertisement for employees (including through the use of employment agencies) not specifically directed at any such person; (b) soliciting or employing any such person who responds to any such general solicitation and/or advertisement; or (c) soliciting or hiring any person who is no longer employed by the Company for a period of ninety days prior to such solicitation or hiring.
5.   Standstill Agreement.
5.1.   Unless approved in advance in writing by the board of directors of the Company (the “Board”), you agree that neither you nor any of your Representatives acting on your behalf, for a period of nine (9) months after the date of this Agreement, directly or indirectly, will acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any equity securities of the Company or rights or options to acquire any of the Company’s equity securities.
5.2.   Notwithstanding the foregoing provisions of this Section 5, the restrictions set forth in this Section 5 shall (a) terminate and be of no further force and effect if (i) the Company enters into a definitive agreement with respect to, or publicly announces or causes to be announced that it plans to enter into or has entered into, an agreement, a transaction or series of related transactions involving all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise) or (ii) a third party, other than you, any of your affiliates or any other party acting in concert with you or any of your affiliates, has made a public proposal with respect to a transaction, or commenced a bona fide takeover bid or tender or exchange offer, in each case, involving all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise) and (b) not prohibit you or your Representatives from initiating and engaging in private discussions with, and submitting confidential proposals to, the Board so long as such proposal is conditioned upon approval of the Board.
6.   Securities Law Compliance.   You hereby acknowledge that: (a) the Evaluation Material and the Transaction Information may contain or constitute material non-public information concerning the Company and its affiliates; and (b) trading in the Company’s securities while in possession of material non-public information or communicating that information to any other person who trades in such securities could subject you to liability under the U.S. federal and state securities laws, and the rules and regulations promulgated thereunder, including Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder.
7.   Miscellaneous.
7.1.   You agree that unless and until a definitive agreement for the Potential Transaction has been executed and delivered by the parties or one or more of their respective affiliates, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to the Potential Transaction by virtue of this or any written or oral expression with respect to the Potential Transaction by any of its directors, officers, employees, agents or any other representatives or its advisors or representatives thereof except, in the case of this Agreement, for the matters specifically agreed to herein, and, unless and until a definitive agreement providing for the Potential Transaction has been executed and delivered, you hereby waive, in advance, any claims (including without limitation, breach of contract, tort, or otherwise) in connection with the Potential Transaction, except with regard to the matters specifically agreed to herein or set forth in such definitive agreement.
7.2.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law provisions thereof. The parties hereto hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, any state or federal court sitting in the State of Delaware (collectively, the “Designated Courts”) for any action, suit or proceeding arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding related thereto except in a Designated Court. EACH PARTY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT RELATED TO OR ARISING OUT OF THIS AGREEMENT.
7.3.   It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement and, in addition to all other remedies that may be available at law or in equity, the parties shall be entitled to seek equitable relief, including, without limitation, an injunction and/or specific performance, as a remedy for any such breach. Each party agrees to waive any requirement for the securing or posting of any bond in connection with any such remedy.
7.4.   This Agreement and all obligations created hereunder shall expire and be of no further force and effect upon the earlier of (i) the closing of the Potential Transaction as contemplated by this Agreement and (ii) two years from the date hereof; provided, that your confidentiality and non-use obligations with respect to Company trade secrets as determined by applicable law shall remain in effect for so long as such information remains a trade secret under applicable law; provided further, that such trade secrets shall be clearly identified in writing and offered in good faith by the Company as trade secrets and prior to the disclosure thereof, you shall be afforded the opportunity to refuse disclosure of such trade secrets.
7.5.   This Agreement may not be modified, amended or waived except by a writing signed by each of the parties hereto. In the event of any conflict between the terms of this Agreement and the terms of any user, click-through or other similar agreement with respect to any electronic, online or web-based data room established by or for the Company in connection with the Potential Transaction, the terms of this Agreement shall prevail and control. This Agreement will not be modified or amended by the terms of use or confidentiality or non-disclosure provisions of any electronic data room acknowledged in order to access such electronic data room.
7.6.   This Agreement is binding upon the parties and upon their respective successors and assigns. Neither this Agreement nor any of the benefits of this Agreement may be assigned by either party without the prior written consent of the other party; provided, however, that the Company may, without your consent, assign this Agreement or all or a portion of the Company’s rights under this Agreement to the acquiror of all or substantially all of the assets of the Company.
7.7.   No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise preclude any other or further exercise of any right, power or privilege hereunder. In the event any provision of this Agreement is found to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The parties have each been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other documents will be construed against the party drafting such agreement or document. For the avoidance of doubt, this Section 7.7 does not obligate either party to assert any attorney-client privilege or any other applicable privilege.
7.8.   This Agreement contains the entire agreement between you and the Company concerning the subject matter hereof and supersedes all previous or contemporaneous agreements, written or oral, to the extent relating to the exchange of Evaluation Material contemplated hereby or any consideration, discussions or negotiations of the Potential Transaction.
7.9.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This Agreement or any counterpart may be executed and delivered by DocuSign, facsimile copies or other electronic transmission (.pdf), each of which shall be deemed to be an original.
[Signature Pages Follow]

Very truly yours,
PHX MINERALS INC.
By:	/s/ Chad Stephens
Name: Chad Stephens
Title: President and Chief Executive Officer
[Signature Page to Confidentiality Agreement]

Confirmed and Agreed to
As of the Date First Written Above:
WHITEHAWK — EQUITY HOLDINGS, LP
By: Its:	WhiteHawk — Equity Holdings GP, LLC General Partner
By: Its:	WhiteHawk Energy, LLC Sole Member
By:	/s/ Jeffrey Slotterback
Name: Jeffrey Slotterback Title: Chief Financial Officer
[Signature Page to Confidentiality Agreement]